June 22, 2005


Marianne Drost, Esq.
Senior Vice President, Deputy General
   Counsel and Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York  10036

      Re:	Verizon Communications Inc.
      	Amendment No. 2 to Form S-4
      Filed June 2, 2005
      	File No. 333-124008

		MCI, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 16, 2005

		Form 10-Q for the quarter ended March 31, 2005
		Filed May 9, 2005
		File No. 001-10415

Dear Ms. Drost:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

Form S-4

Prospectus Cover Page/Letter to Shareholders

1. We believe that the small font size makes the disclosure hard to
read.  Accordingly, please increase the font size.  See Rule
420(a)
of Regulation C, which requires that you use at least 10-point modern
type.
2. We note your disclosure that the merger consideration "may be decreased if there is an adjustment based on the amounts required to satisfy certain liabilities." Also, your disclosure that the potential downward adjustment "is limited only by the amount of the merger consideration" is vague.  Please revise to clearly state that
the merger consideration can be adjusted down to $0 and that MCI shareholders could potentially receive nothing in exchange for their shares in order to satisfy these liabilities, as suggested by your response to prior comment 12. Please also revise your disclosure accordingly throughout the document, such as under "What will I receive in the merger and when will I receive it?" on page iv, "Merger Consideration and Conversion of MCI Common Stock" on page 3 and "Potential Downward Purchase Price Adjustment for Specified Liabilities" on page 4.

3. Revise to clarify on the cover page and throughout the document that Verizon will pay the cash portion of the merger consideration to cover any shortfall in the payment of the special cash dividend by MCI. For instance, it is unclear who will pay the remainder of the special cash dividend "as cash merger consideration" in the first bullet on the cover page.

Summary, page 1

Structure of the Merger, page 3

4. Please provide examples to illustrate how the original merger structure could result in "materially adverse regulatory or other materially adverse consequences" and cause Verizon to determine to use the alternative merger structure.

Merger Consideration and Conversion of MCI Common Stock, page 3

5. Revise to state that if Verizon pays any shortfall in the special dividend, shareholders will receive that amount later than if MCI paid the special dividend in full. Also include a brief discussion of the different tax treatment if the cash is paid as cash merger consideration in addition to providing the cross reference. See prior comment 10.
Potential Downward Purchase Price Adjustment for Specified
Liabilities, page 4

6. We have considered your response to prior comment 12, however, we remain concerned that the wide range of possible consideration from
$0 to at least $26.00 per share does not permit shareholders to make a reasonably informed decision on the proposed transaction. We believe that you must provide at least a reasonable range of potential price adjustments to permit shareholders to reasonably assess this transaction and to disseminate to shareholders a prospectus that meets the requirements of Section 10. In addition, we believe that you should undertake to recirculate and resolicit in the event the merger consideration is adjusted downward beyond a reasonable range. Please advise or revise accordingly.

7. You indicate here and elsewhere in the document that MCI`s liability balances "may be viewed as indicative of whether there will be a downward purchase price adjustment." Given that MCI`s accrued liabilities as of December 31, 2004 exceed the $1.775 billion threshold in the merger agreement, please revise to indicate that it is more likely than not that there will be a downward adjustment to the merger consideration or tell us why such a characterization is not accurate.

Conditions to the Closing of the Merger, page 6

8. We note your response to prior comment 16, however, we believe you may be required to recirculate and resolicit MCI shareholders in the event Verizon or MCI determines to waive any condition to the merger and such a change in the terms of the merger renders the disclosure that you previously provided to shareholders materially misleading.
Please revise to acknowledge this requirement or advise.

9. Explain the significance of Verizon`s determination that it will not waive the condition that it must receive the opinion that the merger will qualify as a reorganization under Section 368(a).

Reasons for the Merger, page 9

10. We reissue prior comment 13 and ask that you delete any references to the term "protection" when referring to the pricing mechanism in light of the significant downward purchase price adjustment that may occur.

Consequences of the Merger Not Being Completed, page 10

11. Remove this new section as it is not appropriate disclosure for the forepart of your prospectus.

Opinions of MCI`s Financial Advisors, page 11

12. Revise to clearly state that MCI does not intend to obtain fairness opinions in the event the merger consideration is adjusted downward, as indicated in your response to prior comment 12. Also revise the section entitled "MCI`s Reasons for the Merger" to explain how this impacted the MCI board`s determination that the transaction is fair to its shareholders, if at all.

Material United States Federal Income Tax Considerations, page 11

13. We note your statement in your response to prior comment 18 that
"the tax consequences of the merger and the alternative merger are fully disclosed...."  Nevertheless, because a change to the
alternative merger structure would result in material changes in the tax consequences to investors, i.e., going from tax-free except with respect to any cash received to fully taxable, we believe this would constitute a material change to your prospectus disclosure necessitating amendment and resolicitation.

14. We note your response to prior comment 19, however, you still state that "MCI intends to treat the special cash dividend...as a distribution with respect to MCI common stock..." and "[t]he merger generally is intended to qualify as a reorganization within the meaning of Section 368(a)...."  Similarly, in your Material United
States Federal Income Tax Considerations section on page 94, you state that "MCI intends to take the position that the amount paid as the special cash dividend is treated as a distribution..." and that the transaction "is intended to qualify as a reorganization under
Section 368(a)." Please revise your disclosure to remove the reference regarding MCI`s "intended" tax treatment of the special cash dividend and the transaction as a whole.

15. When referring to the opinions that are a condition to closing, clarify throughout your disclosure that those opinions are second or confirming opinions of the opinions that you will have already received and filed as short-form opinions prior to effectiveness of the registration statement.

16. Revise to state in clear, plain language how MCI shareholders will be taxed. For example, state that shareholders will be taxed on the cash they will receive as a special dividend but not on the receipt of Verizon common stock issued in exchange for MCI common stock. Similarly clarify how shareholders will be taxed if the alternative merger structure is used. Finally, clarify the meaning of "cash, if any" in the first two paragraphs so that investors do not confuse this with the payment of the special dividend from MCI.

17. Clearly state how MCI shareholders will be taxed on the special cash dividend, including a brief description of the tax implications of characterizing the special cash dividend as dividend income and any alternative characterizations. Also state that counsel is unable to provide an opinion regarding the characterization of the special cash dividend, as indicated in your response to prior comment 19, and briefly indicate why counsel is not able to opine on the tax treatment of the special dividend. Make corresponding changes to the
Material United States Federal Income Tax Considerations section starting on page 93, including an expanded discussion of why counsel is unable to give an opinion.

Stock Purchase Agreement for Verizon`s Purchase of 13.4% of MCI`s
Outstanding Shares, page 13

18. We note the disclosure you have added in this section in response to prior comment 21. Please clarify whether the closing under the stock purchase agreement has occurred and whether the selling group has received the cash consideration and, if so, the price per share that the selling group received. Where appropriate, please disclose the underlying reasons for entering into the transaction with the selling group and disclose in this section that this transaction was entered into after March 29, 2005, the date MCI`s board received fairness opinions regarding the consideration that all other MCI shareholders would receive.

19. We note your disclosure on page 48 that "MCI`s board of directors noted that the selling group would receive higher consideration as compared to all other MCI stockholders under the then-current Verizon merger agreement..." as well as your disclosure under the MCI board`s reasons for the merger on page 59 that "MCI`s board of directors considered the price and terms of the stock purchase agreement between Verizon and entities affiliated with Mr. Carlos Slim Helu."
Please specifically address later in the prospectus the reasons that
Verizon offered the selling group a higher price than all other MCI shareholders at that time. Please also address why the selling group received most of their consideration at that time in cash and with no significant uncertainty since the consideration they will receive is not subject to the downward price adjustment. Ensure the discussion in MCI`s reasons for the merger section addresses what the MCI board specifically considered regarding these terms with the selling group compared to the terms of the transaction for all other MCI shareholders. The one sentence reference to the stock purchase agreement on page 59 is insufficient in this regard.

Risk Factors Relating to the Merger, page 23

The consideration that MCI stockholders will receive . . ., page
23

20. Please revise the caption to state that there is substantial uncertainty regarding what the MCI bankruptcy and tax liabilities will be, that these liabilities will not be known at the time shareholders vote on the merger, and the downward adjustment could mean that MCI shareholders receive nothing in the merger.

MCI and Verizon are the subject of various legal proceedings . .
..,
page 26

21. We note your disclosure that "plaintiff amended his complaint on two occasions to include additional allegations." Please briefly describe these additional allegations.

MCI has been actively working to improve its internal controls . .
..,
page 27

22. Please more particularly describe the potential risk to Verizon or its investors if MCI`s financial statements are not accurate.

The merger may not occur which could adversely affect . . ., page
27

23. Please revise the caption to more particularly describe how
MCI`s
business operations would be adversely affected.

The Merger, page 30

Background of the Merger, page 30

24. We note the disclosure you have added regarding the offer MCI received from the RBOC. Please disclose how EBITDA was defined and clarify what you mean by "run-rate EBITDA." Also, please clarify whether the possible reduction in the purchase price due to the unresolved bankruptcy liabilities was limited. In addition, please clarify whether the closing of the transaction would occur prior to the resolution of the outstanding bankruptcy liabilities. In this regard, please clarify what you mean by "face value." Is this a best estimate of the amount of cash that would be required to satisfy these liabilities? Please provide sufficient information to show how these terms differ from the terms of the transaction with Verizon.

25. Provide an expanded discussion of the degree to which MCI`s board considered alternative opportunities and why it determined not to pursue them pursuant to prior comment 30. For example, clarify on page 33 what the board considered regarding the amount of MCI`s excess cash and potential uses for that cash in determining not to pursue the proposal to recapitalize MCI. Also expand to disclose the nature of the board`s concerns regarding the proposal to pay $20 per share of MCI common stock. In addition, we note the disclosure you have added regarding the possibility of a joint venture with Verizon on page 35. Please specifically describe the "risks and rewards" that the MCI board considered. Similarly expand the next paragraph to specify the "risks to achieving superior values under the Qwest transaction" that the board discussed at the meeting of December 10,
2004.

26. We refer to your response to prior comment 32.  In particular, we
note your statement that "MCI`s board considered the range of values
that might be realized by MCI`s stockholders under the stock component of each proposal...."  It is unclear, however, how the
MCI
board considered the fact that the Qwest offers were weighted more towards cash and the Verizon offers were weighted more towards stock.

27. We note the disclosure you have added on page 48 that the range
of values that might be realized "if Qwest were to increase the consideration as requested, and MCI were to agree to the other proposed revisions to Qwest`s proposal, would compensate for the risks and uncertainty associated with realizing those values, and render it superior...."  It is still unclear how the increased consideration and other terms would have satisfied the MCI board`s seven concerns expressed during the evaluation of the February 11, 2005 proposal. Did the higher consideration outweigh the long-term concerns regarding the combined company that the MCI board expressed during the evaluation of the February 11, 2005 proposal? Also provide more specific and quantified disclosure about the "range of values" considered by the MCI board throughout its evaluation of the competing offers and clearly identify the risks it considered to be associated with achieving those values.

Verizon`s Reasons for the Merger, page 53

28. To the extent possible, please quantify the cost savings and revenue enhancements associated with each of the items listed on page
54 and the top of page 55.  See prior comment 37.

29. We note your discussion of the financial terms that Verizon`s board considered. Please enhance your discussion to illustrate what the board concluded with respect to the various financial terms listed. For example, it is unclear how the "resulting percentage ownership interests and voting power that current Verizon stockholders would have in Verizon following the closing" impacted the Verizon board`s decision.

30. It is unclear why the risk of liabilities associated with the bankruptcy claims and tax claims is listed on page 56 among the factors that weighed negatively against the merger. In this regard, we assume that the downward purchase price adjustment is intended to protect Verizon from assuming these liabilities. Please specifically address the importance of the downward purchase price adjustment to the Verizon board and why the risk of liabilities associated with the bankruptcy claims and tax claims is listed as a negative factor given the price adjustment.

MCI`s Reasons for the Merger, page 57

31. Your revised disclosure under "Tax-Free Transaction" indicates that the board "considered" that the alternative merger structure would be fully taxable to MCI shareholders. Revise this discussion to make clear how the tax implications of the alternative structure impacted the board`s fairness determination and decision to recommend the transaction.

32. We note your response to prior comment 44, however, we believe that additional context is needed in a number of the factors under "Alternative Proposals from Qwest" so that investors can adequately assess this information. For example, you list "[t]he regulatory approvals that a transaction between MCI and Qwest would require, as well as the timing and risks associated with these approvals." It is unclear whether this factor weighed favorably, negatively or was neutral compared to the regulatory approvals that the Verizon/MCI transaction requires. Similarly revise the first bullet point on page 61 to explain what the board concluded regarding the expected competitive position of a combination of Qwest and MCI, provide more details about Qwest`s "expected financial condition" in the fifth and sixth bullets on page 61, and specify how the terms and conditions of
Qwest`s proposal compared to the Verizon terms and conditions in the tenth bullet on page 62. This is not intended to be an exhaustive list.

33. Briefly identify the reasons underlying the differences in the synergies estimated by Qwest and those estimated by MCI.

34. If known, revise the second paragraph on page 63 to disclose the nature of the concerns that MCI`s existing and potential customers expressed as they demanded termination rights and other remedies in response to a possible transaction with Qwest. Refer to prior comment 36.

35. Expand the discussion under "Purchase Price Adjustment" to have the MCI board specifically address the consideration it gave to the possibility that its shareholders could receive nothing in exchange for their shares pursuant to the purchase price adjustment provision.





Analyses of MCI`s Financial Advisors, page 64

36. We note your revisions to prior comment 49 relating to the estimated specified included liabilities provided to the advisors. Please revise to clarify that the assumed amount of $1.825 billion corresponds to MCI`s accrued liabilities as of December 31, 2004.

37. We note your response to prior comment 52. Either here or in the relevant bullet point under "MCI`s Reasons for the Merger," please explain in reasonable detail the consideration the MCI board gave to the fact that JP Morgan has provided past services to Verizon.

38. MCI Comparable Company Analysis, page 67 and MCI Comparable
Transaction Analysis, page 68. As requested in prior comment 56, please address the usefulness of these analyses given that the advisors selected only one company and one transaction as comparable to MCI.

Hypothetical Stockholder Value Creation Analyses, page 70

39. Revise the description of the Sum-of-the-Parts Analysis to explain how the advisors calculated the various multiples and why the multiples differed for each business. Similarly revise the parallel
Qwest analysis.

Senior Notes, page 88

40. Clarify how the restrictions on MCI`s ability to pay dividends compare to the total amount that would be required to pay the
$5.60
per share special cash dividend.

Material United States Federal Income Tax Considerations, page 93

41. Please remove the disclosure "insofar as it address matters of law" in the first sentence. Shareholders should not be required to determine which matters described in this section are matters of law.

42. We note your disclosure on page 94 that counsel will provide opinions "in each case substantially to the effect that, on the basis of certain facts, representations by management of the companies and assumptions set forth in such opinions, the merger of MCI with and into Eli Acquisition will be treated as a reorganization for U.S. federal income tax purposes as a reorganization within the meaning of
Section 368(a) of the Code and that Verizon and MCI will each be a party to that reorganization within the meaning of Section 368(a) of the Code." The qualifications in this statement make it unclear to what extent counsel is opining that the transaction will be tax-free to investors. Please revise to clarify whether or not counsel is opining that the merger "will" be treated as a reorganization and each of Verizon and MCI "will" be treated as a party to the reorganization. Furthermore, since counsel will provide short-form opinions, this disclosure section should set forth the entire opinions, including any assumptions upon which the opinions are based.
The Merger Agreement, page 98

43. Your disclosure in the second paragraph refers to agreements and documents other than the merger agreement. Such references are overly broad and may not be clear to security holders. Please revise to omit the reference to agreements and documents other than the merger agreement.

Note 2.  Purchase Price, page 119

44. Please refer to prior comment number 71. It does not appear to be appropriate to include the $5.60 special cash dividend that will be paid by MCI prior to the merger as part of the purchase price under SFAS 141. Please advise us with the specific references to the accounting literature or revise accordingly.

45. Please refer to prior comment number 72. Provide a sensitivity analysis that provides additional pro forma presentations that give effect to the range of possible results for the potential downward purchase price adjustment for specified liabilities and other adjustments disclosed on page 99 as well as throughout the filing.

Note 5. Pro Forma Adjustments, page 122

46. Please refer to prior comment number 79. Reclassify the senior sebt that will be payable upon a change in control to a current liability. Discuss in the footnote the amount of cash and your sources for the cash if the senior notes are not redeemed prior to the merger and have to be redeemed within 30 days of the change in control. Expand your disclosure to discuss the likelihood that the notes will be redeemed by MCI prior to the merger.


MCI Form 10-K for the year ended December 31, 2004

Note (3) Impairment Charges, page F-23
Note (4) Fresh-Start Reporting, pages F-26 and F-28
Note (23) Related Party Transactions, page F-79

47. Please refer to prior comment number 102. Since your Form 10-K for the year ended December 31, 2004 is incorporated by reference in
Form S-4, please comply with our previous request and disclose the name of the experts and include consents from the experts in the Form
S-4 and the amendments thereto since you have referenced these independent valuations.

Note (4) Fresh-Start Reporting, page F-26

48. Please refer to prior comment numbers 103 and 105. We believe that your disclosure should be expanded to discuss how you determined enterprise value at both the adoption of fresh-start reporting and at the time that you computed the amount of the impairment that you recognized in 2004 as well as the adjustments shown on the table on page F-29. The footnotes that you have provided do not provide the reader with a clear understanding as to how the various adjustments were computed.

Note (20) Income Taxes, page 58

49. Please refer to prior comment numbers 108, 109 and 110. Please provide FAS 5 disclosure for the additional federal, state and foreign tax contingencies disclosed on page F-63. Expand your disclosures to discuss why state and foreign income taxes expressed as a percentage to arrive at the effective tax rate for 2004 as disclosed on page F-59 is so much higher than the percentages for 2003 and 2002.

Note (24) Condensed Combined Financial Statements (Unaudited), page
F-83

50. Please refer to prior comment number 111. We are unaware of any exception regarding the requirement to provide audited condensed combined financial statements. Please comply.


MCI Form 10-Q for the quarter ended March 31, 2005

51. Revise, as applicable, for comments issued regarding the Form
10-
K for the year ended December 31, 2004.

Item 4. Controls and Procedures, page 48

52. We note your proposed response to prior comment 114. Revise to clearly state that there were changes in your internal controls over financial reporting that occurred during this quarter that have materially affected, or are reasonable likely to materially affect, your internal control over financial reporting in accordance with
Item 308(c) of Regulation S-K. Also, briefly describe the compensating controls and procedures that the company implemented.


*  *  *  *


      Please amend your Form S-4 and have MCI amend its Form 10-K and
Form 10-Q in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Sharon Virga, Senior Staff Accountant, at
(202)
551-3385 or Dean Suehiro, Senior Staff Accountant at (202) 551-
3384
if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Senior Staff Attorney, at (202) 551-3378 or me at (202) 551-3810 with any other questions.


Sincerely,



Michele M. Anderson
Legal Branch Chief


cc:	William Regner, Esq.
	Debevoise & Plimpton LLP
	(212) 909-6836 (fax)

	Nicole A. Perez, Esq.
	Debevoise & Plimpton LLP
      (212) 521-7564 (fax)

??

??

??

??

Marianne Drost, Esq.
Verizon Communications Inc.
May 17, 2005
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